O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

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September 11, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schmitt Industries, Inc. (the “Company” or “Schmitt”)

Preliminary Proxy Statement (the “Proxy Statement”) filed by
Sententia Group, LP, et. al. (collectively, “Sententia”)

Filed on August 31, 2018

File No. 000-23996

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated September 7, 2018 (the “Staff Letter”) with regard to the Proxy Statement. We have reviewed the Staff Letter with Sententia and provide the following responses on its behalf. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Unless specifically stated otherwise, the page numbers in the responses refer to pages of the Proxy Statement, and the defined terms used herein have the definitions given to them in the Proxy Statement.

Preliminary Proxy Statement

Background to the Solicitation, page 4

1.	It has come to our attention that the company offered a settlement on August 29. Please describe the terms of the offer and your reasons for apparently rejecting it.

 Sententia acknowledges the Staff’s comment and has revised the Proxy Statement to include a description of the terms of the Schmitt’s settlement offer made to Sententia on August 29, 2018 and Sententia’s reasons for not accepting such offer. Please see the disclosure on page 5, which is excerpted below for your convenience.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 11, 2018

“On the evening of August 29, 2018, as part of the parties’ continued discussions regarding potential settlement terms, Schmitt’s counsel informed SENTENTIA’s counsel of a new settlement offer consisting of (i) the appointment of either Mr. Hines or Mr. Zapata as one of five Board members, (ii) adding the one new director to the Board’s Strategic Advisory Committee and (iii) $10 thousand of expense reimbursement for SENTENTIA. Schmitt stated that a response to such offer was needed that same evening. SENTENTIA determined not to accept such offer based on its belief that, by continuing to pursue an election contest and thereby demonstrate to the Board the support among stockholders for change at Schmitt, SENTENTIA ultimately would be able to effect more meaningful change to the Board and the Company.”

Reasons for the Solicitation, page 6

2.	Please provide us supplemental support for your calculation of the company’s EBITDA appearing on the table on page 9 of your proxy statement.

Sententia acknowledges the Staff’s comment and has revised such table and has included in the Proxy Statement additional information related to the calculation of the Company’s EBITDA. Please see the disclosure on page 9, which is excerpted below for your convenience.

Fiscal Year	2004	2005	2006	2007	2008	2009	2010	2011

Operating profit	437,266	1,216,460	1,733,596	1,768,450	859,960	(1,912,937)	(1,726,690)	(195,682)
Depreciation and Amortization	188,314	214,933	210,606	205,911	238,984	410,653	362,027	340,689
EBITDA	625,580	1,431,393	1,944,202	1,974,361	1,098,944	(1,502,284)	(1,364,663)	145,007

Fiscal Year	2012	2013	2014	2015	2016	2017	2018

Operating profit	57,284	(562,272)	(512,405)	(64,459)	(1,436,474)	(988,684)	155,372
Depreciation and Amortization	344,553	347,715	328,293	266,572	245,824	219,082	205,239
EBITDA	401,837	(214,557)	(184,112)	202,113	(1,190,650)	(769,602)	360,611

September 11, 2018

3.	Refer to the first paragraph on page 10. Revise your disclosure to clarify that neither of your nominees owns any company shares directly and to explain how their election would serve the company, given their lack of ownership of any shares while the current directors own company shares.

Sententia acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the disclosure on page 10, which is excerpted below for your convenience.

“We believe the Board’s apparent ineffectiveness in tackling the persistent destruction of shareholder value at Schmitt may be due to a troubling misalignment of interests between the Board and Schmitt’s shareholders. The five members of the Board, one of whom is the son of the Company’s founder and three of whom have served on the Board for 12 or more years, collectively own outright only 3% of the Company’s common stock outstanding, approximately 2/3 of which are owned by Mr. Case.1 We believe that the lack of investment by the incumbent Board represents a misalignment between their interests and the interests of the Company’s current shareholders. On the other hand, although neither Mr. Hines nor Mr. Zapata owns Common Stock directly, Mr. Zapata as the Managing Member of Sententia Capital beneficially owns approximately 8.1% of the outstanding shares of Common Stock and therefore he has significant financial interests directly aligned with the Company’s shareholders. Mr. Hines has expressed his intention to invest in the Common Stock following his election to the Board.”

Proposal No. 1. Election of Directors, page 12

4.	We note, on page 13, the disclaimer of beneficial ownership “except to the extent of [Mr. Zapata’s] pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Sententia acknowledges the Staff’s comment and has revised the Proxy Statement to remove such disclaimer of beneficial ownership.

5.	We note your disclosure referring to a substitute nominee (page 14). Please confirm that you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Sententia acknowledges the Staff’s comment and hereby confirms that if Sententia nominates a substitute nominee Sententia will file with the SEC an amended Proxy Statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised Proxy Statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

1 Source: Company SEC filings

September 11, 2018

Votes Required for Approval, page 17

6.	We note that you intend to vote unmarked proxy cards in accordance with your recommendation while you make no recommendation with respect to proposal No. 2. Please revise.

Sententia acknowledges the Staff’s comment and has revised the Proxy Statement and its proxy card to indicate that shares of Common Stock represented by properly executed but unmarked proxy cards will be voted FOR the election of the Nominees, [FOR/AGAINST] the say-on-pay proposal, and FOR the ratification of the appointment of Moss Adams LLP as the Company’s independent registered public accounting firm for the year ending May 31, 2019. Please see the disclosure on pages 17, 18 and the proxy card.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Michael R. Zapata

Sententia Capital Management, LLC